Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications management

SALVADOR GABARRÓ ANNOUNCED THAT THE NEW GROUP FORMED BY ENDESA AND GAS NATURAL WILL HAVE ITS INTERNATIONAL HEADQUARTERS IN SANTIAGO, CHILE

•      The Chairman of Gas Natural met this morning in Santiago, Chile with President Ricardo Lagos to personally explain to him the public offer (OPA) with respect to Endesa which the company has presented.

•      Salvador Gabarró announced that Santiago, Chile will be home to the headquarters of the Latin American business area, which will have approximately 10.9 million electricity customers and 4.6 million gas customers, and involve approximately 32% of the EBITDA of the new group.

The Chairman of Gas Natural, Salvador Gabarró, indicated to Chilean President Ricardo Lagos, that the public offer (OPA) for 100% of Endesa that Gas Natural has initiated will help ensure the future of the assets and investments that Endesa currently has in Chile.
The Chairman of Gas Natural also stated that “the new group will continue to give special importance to Chile, in the framework of its international activity”. In this regard, Salvador Gabarró announced that Santiago, Chile will serve as the corporate headquarters for the Latin American business area, which will have approximately 10.9 million electricity customers and 4.6 million gas customers, and involve approximately 32% of the EBITDA of the new group.
The Chairman of Gas Natural pointed out that “the new company will be the third largest private utility company in the world, by number of customers, and the leading gas and electricity company in Spain and Latin America, with 16 million customers in Europe and more than 30 million worldwide”.

He also emphasized that “the result of the proposed transaction by Gas Natural responds to a clear business logic, which will promote the creation of value for the shareholders of both companies, improve service quality for all their customers and accelerate the accomplishment of their strategic goals”.

Referring to the possibility that Gas Natural shareholders might simultaneously, through their holdings, control activities inconsistent with the electricity distribution scheme in the country, Salvador Gabarró added: “there is no basis to talk of issues of competition or concentration of regulated markets in Chile, since there is no direct or indirect control position in Aguas Andinas.”

Gabarró stated that “the new group will be a global leader in the gas and electricity energy markets, with a diversified portfolio of assets, constituting an ideal platform for taking advantage of the most attractive business opportunities in markets where the companies already have a presence.”

Likewise, he reiterated that investments by the new group for the 2006-2009 period are expected to reach approximately 17 billion euros, with particular emphasis on ensuring service quality in the regulated business and the development of joint opportunities for gas and electricity.

Santiago, Chile, October 4, 2005

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